Exhibit F

Form of Letter from the Fund to Shareholders in

Connection with Acceptance of Offers of Tender

Alternative Investment Partners	One Tower Bridge
100 Front Street
West Conshohocken, PA 19428

November 24, 2015

Dear Shareholder:

AIP Multi-Strategy Fund P (the “Fund”) has received your tender of all of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on September 29, 2015 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of January 31, 2016) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all of your Shares, as described above, you will receive an in-kind payment of shares of AIP Multi-Strategy Fund A (the “Master Fund”) in an amount equal to the purchase value of your purchased Shares based on the unaudited net asset value of the Fund as of January 31, 2016, in accordance with the terms of the Offer. The Master Fund shares due as payment for your tendered Shares will be transferred to you no later than March 1, 2016, unless the valuation date of the Shares in the Fund has changed.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

AIP Multi-Strategy Fund P

Enclosure

F-1